LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 20, 2024

Mr. Chris Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Mr. Bellacicco:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 335 to the Trust’s Registration Statement on Form N-1A filed on October 4, 2024 (SEC Accession No. 0000894189-24-006112) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering Yields for You Strategy A ETF (formerly, Fruit of My Loins Strategy A ETF), Yields for You Strategy B ETF (formerly, Fruit of My Loins Strategy B ETF) and Relative Strength Managed Volatility Strategy ETF (formerly, RS Multi-Cap Low-Vol ETF) (each, a “Fund,” and collectively, the “Funds”) as new series of the Trust. The Staff’s comments and the Trust’s responses to those comments are set forth below. Undefined capitalized terms used herein have the same meaning as in the Amendment.

Prospectus Comments - All Funds

1.Staff Comment: Where a comment provided for a Fund impacts similar disclosures provided for the other Funds, please apply the comment to all applicable Funds.

Response: The Trust has applied each of the Staff’s comments herein to all Funds to the extent applicable.

2.Staff Comment: With respect to Fruit of My Loins Strategy A ETF and Fruit of My Loins Strategy B ETF, please supplementally explain how each Fund’s name relates to its underlying investment strategy and provide an analysis as to whether such name is misleading under Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust has changed the names of the Fruit of My Loins Strategy A ETF and the Fruit of My Loins Strategy B ETF to “Yields for You Strategy A ETF” and “Yields for You Strategy B ETF,” respectively. “Yields for You” is a reference to the name of the Funds’ sponsor, Yields for You, LLC.

3.Staff Comment: Please provide completed “Fees and Expenses of the Fund” and “Example” tables for each Fund.

Response: Please see Appendix A to this correspondence for completed “Fees and Expenses of the Fund” and “Example” tables for each Fund.

4.Staff Comment: Please reorder the risks in Item 4 and Item 9 so that they appear in order of materiality rather than alphabetically. See ADI 2019-08.

Response: The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included in the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language included in Item 9 to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

Yields for You Strategy A ETF - Prospectus - Summary Section - Principal Investment Strategies

5.Staff Comment: If the Fund will invest in Underlying ETFs that invest in issuers in specific geographic locations, please add appropriate disclosure to this effect.

Response: The Fund does not currently intend to invest in Underlying ETFs that focus their investments in specific geographic locations as part of their principal strategy.

6.Staff Comment: Please disclose the types of equity-related derivatives in which the Underlying ETFs may invest.

Response: The Trust has revised the applicable disclosure to state that the Underlying ETFs may invest in equity-related derivatives, such as options, futures and swaps.

7.Staff Comment: If the Fund will invest in Underlying ETFs that invest in specific industries, please add appropriate disclosure to this effect.

Response: The Fund does not currently intend to invest in Underlying ETFs that that focus their investments in specific industries as part of their principal strategy.

8.Staff Comment: Please describe any particular quantitative measures used by the Adviser to select specific investments for the Fund.

Response: The Trust responds by making the requested revision.

9.Staff Comment: The Staff notes the list of fixed-income securities in an Underlying ETF’s portfolio may include convertible securities. Please add convertible securities risk to the disclosure of the Fund’s principal risks.

Response: The Trust responds by making the requested revision.

10.Staff Comment: The Staff notes the placement of the sentence preceding the list of “Debt Securities Risk” sub-risks is confusing, as it appears to be separate from the main “Debt Securities Risk” paragraph before it. Consider adjusting the placement of this sentence to be part of “Debt Securities Risk.”

Response: The Trust responds by making the suggested revision

11.Staff Comment: Under “Interest Rate Risk,” please include a brief example illustrating the dynamic between duration and interest rates (for example, if a security has a 3 year duration, that means price could be expected to decrease by 3% if there is a 1% increase in the interest rate).

Response: The Trust responds by making the requested revision.

12.Staff Comment: Please consider revising Valuation Risk so it appears as a risk of the Underlying ETFs.

Response: The Trust responds by making the requested revision.

13.Staff Comment: The Staff notes that the Fund has a similar investment strategy as Fruit Of My Loins Strategy B ETF, which includes “Government Obligation Risk” as a principal risk. If appropriate, include Government Obligation Risk for this Fund.

Response: The Trust responds by adding “Government Obligation Risk” as a principal risk.

Yields for You Strategy B ETF - Prospectus - Summary Section - Principal Investment Strategies

14.Staff Comment: If the Fund will invest in Underlying ETFs that invest in issuers in specific geographic locations, please add appropriate disclosure to this effect.

Response: The Fund does not currently intend to invest in Underlying ETFs that focus their investments in specific geographic locations as as part of their principal strategy.

15.Staff Comment: With regard to the Fund’s investments in buffered ETFs:

a.Please disclose the extent to which the Fund will invest in underlying buffered ETFs.
b.Please clearly and prominently state that the Fund itself does not pursue a defined outcome strategy and does not provide any buffer or floor against losses.
c.Please add disclosure explaining the impact of buying and selling underlying buffered ETFs when it is not the start date of the buffered ETFs outcome period.
d.Add disclosure explaining that the Fund may purchase shares of an underlying ETF that is near or at its cap or is without the protection provided by the buffer or floor.

Response: The Trust has made the requested revisions.

16.Staff Comment: With regard to Buffered Strategy Investment Risk:

a.Please add risk disclosure that the Fund itself does not pursue a defined outcome strategy, that the Fund does not provide any buffer or floor against the underlying ETFs’ losses, and that you may experience significant losses on investments in the Fund.
b.Disclose the risk that because the Fund may buy an underlying buffered ETF on days other than the first day of the ETF’s outcome period and sell on days other than the last day of the ETFs’ outcome period, it is not likely that the Fund will realize the stated outcome of the underlying buffered ETF.
c.Disclose the risk that the Fund may purchase shares of one or more underlying buffered ETFs that are near or at their cap or without the protection provided by a buffer.
d.Disclose the risk that during any rebalance period, the underlying ETF may not be equally weighted, so the Fund may be exposed to one or more underlying ETFs disproportionately. Under such circumstances the Fund may be exposed to the overweighted performance of certain underlying buffered ETFs.

Response: The Trust has made the requested revisions.

17.Staff Comment: In the third paragraph, there is a reference to sector-specific stocks. If there are any particular sectors in which the Fund plans to focus, please disclose.

Response: The Fund does not intend to focus investments in any particular sector.

Relative Strength Managed Volatility Strategy ETF - Prospectus - Summary Section

18.Staff Comment: In light of the Fund’s strategy, to typically invest in securities of issuers with market capitalizations in excess of $10 billion, please explain supplementally why use of the term “multi-cap” in the name of the Fund is not materially deceptive or misleading.

Response: The Fund’s name has been changed to “Relative Strength Managed Volatility Strategy ETF.” As such, the Trust declines to provide the requested explanation, as the term “multi-cap” is no longer included in the Fund’s name.

Relative Strength Managed Volatility Strategy ETF - Prospectus - Principal Investment Strategies

19.Staff Comment: With regard to the statement that the “Fund may focus its investments in securities of companies in the same economic sector to the extent that the S&P 500 is focused in a particular sector,” please confirm that the Fund will adhere to its fundamental investment policy not to concentrate its investments in any one industry or group of industries.

Response: The Trust confirms the Fund will adhere to its fundamental investment policy not to concentrate its investments in any one industry or group of industries.

20.Staff Comment: Please describe any particular quantitative measures used by the Adviser to select specific investments for the Fund.

Response: The Trust responds by making the requested revision.

Prospectus - Additional Information About the Funds

21.Staff Comment: With respect to the disclosures under “Principal Investment Strategies,” please elaborate on the Funds’ strategies in this section. Please note that the strategy discussion in response to Item 9 of Form N-1A should expand upon the summary discussion of the strategy provided in response to Item 4 of Form N-1A.

Response: The Trust has reviewed the current disclosures related to the Funds’ principal investment strategies and believes they are responsive to Items 4 and 9 of Form N-1A. With respect to disclosure in Item 4 that is not included or expanded upon in Item 9, the Registrant notes that General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust believes the disclosure currently included in Item 9 expands upon items that are summarized in Item 4, without duplicating disclosures already provided in Item 4.

Prospectus - Additional Information About the Funds - Principal Risks

22.Staff Comment: Please update “Debt Securities Risk” in light of the current interest rate environment.

Response: The Trust has made the requested revisions, and notes supplementally the title of the “Debt Securities Risk” discussion has been changed to “Fixed Income Securities Risk” for the purpose of using consistent terminology throughout the Prospectus.

*	*	*
If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

APPENDIX A

Yields for You Strategy A ETF

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.00%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1,2]	0.16%
Total Annual Fund Operating Expenses	1.16%
1 Estimated for the current fiscal year.
2    Acquired Fund Fees and Expenses (“AFFE”) are indirect fees and expenses the Fund incurs from investing in shares of other funds, including exchange-traded funds.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$118	3 Years	$368

Yields for You Strategy B ETF

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.00%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1,2]	0.22%
Total Annual Fund Operating Expenses	1.22%
1 Estimated for the current fiscal year.
2    Acquired Fund Fees and Expenses (“AFFE”) are indirect fees and expenses the Fund incurs from investing in shares of other funds, including exchange-traded funds.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$124	3 Years	$387

Relative Strength Managed Volatility Strategy ETF

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1,2]	0.05%
Total Annual Fund Operating Expenses	1.00%
1 Estimated for the current fiscal year.
2    Acquired Fund Fees and Expenses (“AFFE”) are indirect fees and expenses the Fund incurs from investing in shares of other funds, including exchange-traded funds.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$102	3 Years	$318